Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Group News

Roche

The following information was released to the media this afternoon:

Roche and Memory Expand Strategic Alliance in CNS

Roche and Memory Pharmaceuticals Corporation today announced an expansion of their strategic alliance to develop drug candidates targeting a novel mechanism of action to treat Alzheimer's disease (AD) and schizophrenia. These drug candidates may also be developed for additional central nervous system (CNS) indications. This agreement is focused on a new target, builds on the first Roche-Memory alliance signed in 2002, and further strengthens Roche's CNS portfolio for the future.

"Roche is committed to finding novel, more effective medicines to treat and manage diseases such as Alzheimer's, where few treatment options are available," stated William M. Burns, Head of Roche's Pharmaceuticals Division. "Expanding our partnership with such a promising CNS discovery organization as Memory Pharmaceuticals, could lead to new and more effective therapies for psychiatric and neurological disorders. This is an excellent example of the direction Roche is taking in its innovation strategy and in creating value with its alliance partners."

Under the terms of the agreement, Roche will purchase a minority equity stake in Memory, at an undisclosed premium over the last financing round, and will provide up-front and milestone payments as well as support for ongoing research and development. Memory will be responsible for advancing drug candidates through early stage clinical development. Roche may then opt to license worldwide rights for the further development and commercialization of products resulting from this collaboration. Roche will pay Memory royalties on product sales and has granted Memory an option to co-promote products in the U.S. Assuming all potential milestones through product launch are achieved, Memory could receive up to $150 million (U.S.) in payments plus royalties.

"We are pleased to have the opportunity to expand a very successful partnership, which has already resulted in one product entering clinical development within 12 months of our first transaction," said Tony Scullion, CEO of Memory Pharmaceuticals. "Expanding this alliance to a second target enables us to leverage our strong CNS discovery base while maintaining our culture as an independent entrepreneurial company, pursuing multiple corporate partnerships. The fact that we will be responsible for development through Phase 2a confirms the confidence that Roche has in our capabilities. Our decision to further partner with Roche reflects their strong R&D and alliance management competencies," Scullion added.

About Alzheimer's Disease and Schizophrenia

AD is a debilitating disease that affects not only an individual, but entire families. It remains an area for which few treatments are available. AD is a degenerative disease of unknown origin. The disease typically strikes between the ages of 50 and 60 and is characterized by the gradual death and disappearance of nerve cells in the cerebral cortex. Early clinical signs include marked forgetfulness and episodes of mental confusion. In advanced stages, memory is almost completely obliterated and the disabling effects of the disease are so severe that patients require institutional care.

Schizophrenia is a chronic and severe brain disorder affecting approximately one percent of the world's population. It is more acutely described as a psychosis, a type of illness that causes severe mental disturbances, which disrupts normal thoughts, speech, and behavior. Treatment is aimed at reducing symptoms and preventing psychotic relapses and is believed to be most effective when begun early in the course of the illness.

CNS Research at Roche

AD is a major focus of CNS research at Roche, where different approaches are being taken to discover new classes of medicines. Considerable advances have been made in understanding the causes of AD, primarily as the result of studies on the function of genes, which are linked with various hereditary forms of the disease. In this regard, scientists at Roche have played a leading role.

The worldwide population with CNS disorders is steadily rising.This is being driven by an aging population, improving diagnostic techniques, increasing physician awareness and a gradual shift away from the social stigma traditionally attached to many psychiatric conditions

such as schizophrenia. AD is estimated to cost the U.S. economy $100 billion annually and affects up to four million patients in the U.S. alone.

Roche Business Development and Alliance Strategy

Roche is a distinctive alliance partner with expertise in identifying cutting-edge innovation that can lead to new and improved medicines. Over the past 18 months alone, Roche has formed 38 new partnerships, which span a wide range of therapeutic areas and technologies, making it an industry leader. Through its alliance strategy, Roche creates value with its partners by transforming those business transactions into productive relationships. A key element of this strategy is to enable its partners to achieve their vision while maintaining their cultural identity and entrepreneurial spirit.

About Memory Pharmaceuticals

Memory Pharmaceuticals is a neuropharmaceutical company developing drugs for the treatment of cognitive disorders in neurological and psychiatric diseases and aging. Based on intellectual property developed by Nobel Laureate, Eric Kandel, M.D., the Company applies its COGNOSTICS™ technology to target validation, chemical hit and lead identification, lead optimization and nomination of clinical development candidates. Memory Pharmaceuticals has developed a diverse pipeline of novel drug candidates for different disease indications at various stages of research and development, based on in-house discovery efforts. For more information, access the website at www.memorypharma.com.

New combination of anti-cancer therapy nearly doubles life expectancy for women with aggressive breast cancer

A new study presented today shows that a combination of two anti-cancer drugs (Herceptin [trastuzumab] plus docetaxel) nearly doubled median survival time for women with an aggressive form of breast cancer.

According to study results presented at the European Cancer Conference (ECCO) in Copenhagen, half of women with HER2-positive breast cancer treated with Herceptin plus docetaxel survived, on average, 24 months compared to 13 months for patients treated with docetaxel alone. Moreover, patients treated with Herceptin plus docetaxel showed an overall response rate of 61%, compared to 36% for patients receiving docetaxel alone. These survival and response rates are highly statistically significant.

"These exciting results highlight the critical importance of verifying HER2 status upon diagnosis of breast cancer," said the principal study investigator, Professor Michel Marty, Director of Therapeutic Research at the Institut Gustave-Roussy, Villejuif, France. "Women with HER2-positive breast cancer often have tumours that grow rapidly and resist standard therapies. The combination of Herceptin plus docetaxel extends the time before the disease progresses, with few additional side effects. This should offer hope, and indicate that Herceptin plus docetaxel should be considered as a first line treatment for HER2-positive metastatic breast cancer."

Speaking about her experience with the combination Herceptin plus docetaxel treatment, as a study participant in Australia, Jane Parry said:

"Without a doubt, participating in this trial saved my life. Before enrolling, I was given 6 to 8 months to live and here I am feeling fit and well three years later. I am so grateful for the extra years I have gained from taking the combination treatment; in particular it means so much to be able to attend my daughter's graduation this December. I strongly feel it should be mandatory for every woman diagnosed with breast cancer to have the HER2 test to determine whether they are eligible to receive Herceptin."

Study Design
186 patients were recruited into the study (M77001), 92 patients randomised to receive Herceptin plus docetaxel and 94 randomised to receive docetaxel alone. Docetaxel was scheduled at a dose of 100 mg/m2 every 3 weeks for at least 6 cycles. Herceptin was administered in 2mg/kg weekly doses until disease progression (after an initial loading dose of 4mg/kg). Patients in the docetaxel arm of the study were given the option to cross over to receive Herceptin, following disease progression.

HER2-positive breast cancer refers to a type of breast cancer in which large quantities of the HER2 (Human Epidermal growth factor Receptor 2) protein are

present on the surface of the tumour cells. This is known as 'HER2 overexpression'. HER2 overexpression can lead to a particularly aggressive form of breast cancer which can respond poorly to chemotherapy.

About Herceptin

Herceptin is a targeted therapeutic antibody treatment that received approval in the European Union in 2000 for use in patients with metastatic breast cancer, whose tumours overexpress the HER2 protein. It is indicated for treatment of patients both as first-line therapy in combination with paclitaxel and as a single agent in second- and third-line therapy. In clinical trials, Herceptin has shown a survival benefit when used as a first-line therapy in combination with chemotherapy given weekly ongoing until disease progression. Herceptin is marketed in the United States by Genentech and internationally by Roche.

About Breast Cancer

Eight to nine percent of women will develop breast cancer during their lifetime, making it one of the most common types of cancer in women.1 Each year more than one million new cases of breast cancer are diagnosed worldwide, with a death rate of nearly 400,000 people per year. 1

Roche in Oncology

Within the last five years Roche has become the world's lead supplier of medicines for oncology. Its franchise includes Herceptin (breast cancer), MabThera (non-Hodgkin's lymphoma), Xeloda (colorectal cancer, breast cancer) NeoRecormon (anaemia in various cancer settings), Roferon-A (leukaemia, Kaposi's sarcoma, malignant melanoma, renal cell carcinoma) and Kytril (chemotherapy and radiotherapy-induced nausea and vomiting) and sales of 2.9 billion Swiss francs could be recorded in the first six months of 2003.
Roche Oncology has four research sites (two in the US, Germany and Japan) and four HQ Development sites (two in the US, UK and Switzerland) dedicated to Oncology.

About Roche

Headquartered in Basel, Switzerland, Roche is one of the world's leading innovation-driven healthcare groups. Its core businesses are pharmaceuticals and diagnostics. Roche is number one in the global diagnostics market and is the leading supplier of pharmaceuticals for cancer and a leader in virology and transplantation. As a supplier of products and services for the prevention, diagnosis and treatment of disease, the Group contributes on a broad range of fronts to improving people's health and quality of life. Roche employs roughly 65,000 people in 150 countries. The Group has alliances and research and development agreements with numerous partners, including majority ownership interests in Genentech and Chugai.

Roche IR contacts:

Dr. Karl Mahler
Phone: +41 (61) 687 85 03
e-mail: karl.mahler@roche.com

Dr. Mathias Dick
Phone: +41 (61) 688 80 27
e-mail: mathias.dick@roche.com

Dianne Young
Phone: +41 (61) 688 93 56
e-mail: dianne.young@roche.com

Eva-Maria Schäfer
Phone: +41 (61) 688 66 36
e-mail: eva-maria.schaefer@roche.com

North American investors please contact:
Richard Simpson
Tel: +1 (973) 235 36 55
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team
F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/
email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

Furnished under Rule 12g3-2(b)
ROCHE HOLDING 82-3315

Group News

Roche

Basel, 16 September 2003

The following information was released to the media this afternoon:

Roche and ParAllele BioScience collaborate to study genetic basis of diabetes

ParAllele's SNP discovery platform enables Roche to conduct large-scale study to identify genetic variations associated with type 2 diabetes, which could lead to new drugs and diagnostics

Roche and ParAllele BioScience today announced a research collaboration to discover genes and genetic variations, which contribute to type 2 diabetes, with a focus on identifying potential new medicines and diagnostics to treat and manage the disease.

Under the terms of the agreement, Roche will provide clinical samples for testing as well as funding to support the study. ParAllele will use its proprietary single nucleotide polymorphism (SNP) discovery and SNP genotyping platforms to discover the common and rare genetic variations present in patient samples from Roche collaborations and clinical trials, and determine which of these variations are most often associated with type 2 diabetes. Roche will further evaluate associations found during the study in a variety of larger patient populations. This is the first commercial study that combines ParAllele's SNP discovery platforms with high-throughput genotyping. Additional terms of the agreement were not disclosed.

"ParAllele's expertise and SNP technologies have the potential to greatly aid our analysis of both the common and rare mutations that contribute to complex diseases," said Lee E. Babiss, Ph.D., Vice President of Preclinical Research and Development at Roche. "Understanding how, as well as which mutations, are involved in diabetes, particularly in protein encoding gene region SNPs, coupled with our expertise in genomics, should enable us to identify patients in the study who are more susceptible to developing diabetes as well as the best drug candidates and diagnostics to pursue for development."

"We are excited about the opportunity to collaborate with Roche to discover the genetic factors contributing to type 2 diabetes. Studies such as this represent a new and more

comprehensive approach to human genetics research," said Nick Naclerio, Ph.D., President of ParAllele. "In the near future, we will be able to provide the unique ability to scan every gene in every sample to detect the complete set of genetic variations that may be contributing to a disease."

Type 2 diabetes is the most common form of diabetes, affecting more than 135 million people worldwide and 15 million Americans. The disease impairs the body's ability to process sugars and fats, and over time this may cause damage to the eyes, kidneys, nerves or heart. The causes of diabetes are still a mystery, but researchers have discovered that being overweight can trigger the onset of diabetes because excess fat prevents insulin from working properly.

Identifying Rare and Common SNPs Associated with Disease

Millions of minor variations in the human genome, called single nucleotide polymorphisms, are responsible for much of the diversity in the human race, including differences in disease susceptibility and drug response. To date, public and private sequencing efforts have only discovered a fraction of the most common variations found among healthy individuals due to the sheer volume of genetic information, the prohibitive costs associated with such large-scale research and the accuracy of commonly available technologies. To overcome these challenges, ParAllele has developed a suite of single tube assays for SNP discovery, genotyping and variation scanning, each capable of screening thousands of targets in one reaction. The company's "lab in a tube"™ approach provides a highly accurate, highly multiplexed solution for comprehensive analysis of the common and rare genetic variations relevant to a given disease.

About ParAllele Bioscience

ParAllele BioScience is developing and commercializing new products and technologies that will accelerate healthcare breakthroughs. By harnessing biochemical processes, ParAllele is creating highly multiplexed, compact, scalable solutions for genetics research. The company's current offerings include solutions for SNP discovery, genotyping, and variation scanning. ParAllele's customers and partners include leading pharmaceutical companies, academic research centers, life science instrumentation companies and the National Institutes of Health (NIH). The company was founded by a team of researchers from the Stanford Genome Technology Center and Uppsala University in 2001 and is presently headquartered in South San Francisco, California. Investors in the privately held company include Abingworth

Management, Index Ventures, and Versant Ventures. For more information about ParAllele, please visit the company's website at: www.p-gene.com.